UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 6, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 6, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

RESULTS PRESENTATION
4TH QTR 2023


TEST DRIVE
TIM
5G

TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

DISCLAIMER

This presentation **contains declarations that constitute forward-looking statements** regarding the intent, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, those do not represent necessarily a formal guidance.

Such **forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected** as a result of various factors.

Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes.

(1) Net Revenue normalized by the temporary effect of PIS/COFINS inefficiency as a result of a contract between TIM S.A. and Cozani (+R$ 41.0 million in 1Q23 and +R$ 49.6 million in 4Q22). Cozani was merged into TIM S.A. as of April 1, 2023.

(2) Operating costs normalized by: non-recurring asset income related to the closing price adjustment agreement for Oi's mobile assets (-R$ 303.4 million in 4Q23), consultancy expenses in the scope of the Oi Móvel acquisition and customer migration project (+R$ 190 thousand in 4Q23, +R$ 2.1 million in 3Q23, +R$ 16.3 million in 2Q23, +R$ 12.5 million in 1Q23, +R$ 25.2 million in 4Q22 and +R$ 15.4 million in 3Q22), PIS/COFINS credits generated in the intercompany contract with Cozani (-R$ 17.7 million in 1Q23 and -R$ 13.5 million in 4Q22), FUST/FUNTEL expenses related to the intercompany agreement with Cozani (+R$ 886 thousand in 1Q23 and +R$ 7.1 million in 4Q22), expenses with specialized legal and administrative services (+R$ 1.1 million in 3Q23, +R$ 1.1 million in 2Q23, +R$ 8.3 million in 4Q22, +R$ 8.6 million in 3Q22, +R$ 50.3 million in 2Q22 and +R$ 8.4 million in 1Q22), payroll expenses related to the acquisition of Oi Móvel (+R$ 8.4 million in 3Q23 and +R$ 11.8 million in 1Q22) and expenses with the price adjustment from the sale of control over I-Systems (+R$ 1.9 million in 4Q22 and +R$ 14.6 million in 3Q22).

(3) EBITDA normalized according to the items indicated in the Revenue (+R$ 41.0 million in 1Q23 and +R$ 49.6 million in 4Q22) and Costs (-R$ 303.2 million in 4Q23, +R$ 11.6 million in 3Q23, +R$ 17.4 million in 2Q23, -R$ 4.4 million in 1Q23, +R$ 28.9 million in 4Q22, +R$ 38.6 million in 3Q22, +R$ 50.3 million in 2Q22 and +R$ 20.3 million in 1Q22). EBITDA-AL Normalized by towers decomissioning penalties (-R$57.0 million in 2Q23, -R$98 million in 3Q23 and -R$83 million in 4Q23).

(4) Net income normalized according to the items indicated in the Revenue, Costs and Net Financial Result sections, described above, and by non-recurring items in Income Tax and Social Contribution: impact of deferred and current taxes on the result generated by the incorporation of revenue from the closing price adjustment agreement for Oi's mobile assets (+R$ 93.8 million in 4Q23), tax credits related to the intercompany agreement with Cozani (-R$ 8.2 million in 1Q23 and -R$ 14.7 million in 4Q22) and other tax effects (-R$ 64 thousand in 4Q23, -R$ 3.9 million in 3Q23, -R$ 5.9 million in 2Q23, -R$ 4.2 million in 1Q23, -R$ 12.0 million in 4Q22, -R$ 13.1 million in 3Q22, -R$ 17.1 million in 2Q22 and -R$ 6.9 million in 1Q22).

RECORD-HIGH NUMBERS ACROSS THE BOARD

Highest Service Revenues[1]
R$ 23.1 Bln
(+10.7% YoY in 2023)

Highest EBITDA[1]
R$ 11.7 Bln
(+14.2% YoY in 2023)

Highest EBITDA[1] Margin
48.9%
(+1.5p.p. YoY in 2023)



Best Capex on Revenues[1] Ratio
18.9%

Highest Net Income[1]
R$ 2.7 Bln
(+50.4% YoY in 2023)

Highest OpFCF[2]
R$ 4.2 Bln
(+58.2% YoY in 2023)

(1) Normalized for the effects detailed in slide 2; (2) OpFCF calculated as EBITDA-AL - Capex

SUPPORTED BY THE BEST VALUE PROPOSITION TO OUR CUSTOMERS...

BEST SERVICE

Delivering improvements towards **customer experience excellence**

+8.1p.p.

Improving clients Digital Interactions[1] YoY in 2023

Best

in class in all resolution's rankings

(PROCON-SP, Reclame Aqui and Anatel)[4]

+43%

Improvement of Human Interaction NPS in Call Center YoY in 4Q23

BEST NETWORK

Consolidating our leadership in **network quality in Brazil**

1st Operator that covers all 5,570 cities in Brazil with 4G

The MOST awarded[3] network:

1. Network Consistency Quality Index (ECQ);
2. 1st place in 7 of the 13 items evaluated

The LARGEST coverage 5G

209 cities covered by 2023, +36 cities[2] vs. 1st player and + 11 cities[2] vs. 2nd

BEST OFFER

Leveraging innovation through new partnerships


TEST DRIVE
TIM

1st in LatAm to launch a trial offer, encouraging the usage of the best 5G network

Strategic partnership where recharges gives cashback to be used in "Zé Delivery" app



One — First and only operator in Brazil to embed Apple One on its plans

Offering health services through "Cartão de Todos" partnership — Cartão de TODOS

(1) Includes interactions in app and bot; (2) Source: Teleco 2023 (click here); (3) Sources: Teletime (click here) and Tudocelular (click here);
(4) Sources: Procon-SP (Click here), Reclame Aqui (Click here) and Anatel (Click here).

OUR BUSINESS ENABLING NEW POSSIBILITIES FOR SOCIETY

NEW INITIATIVES PROVIDING ECONOMIC AND SOCIAL IMPACTS

+4.7k km

of highways covered, serving drivers and communities

+1.3 Mln

People being impacted by our 4G coverage in the countryside, connecting public schools and basic health units

>120k

TIM customers already downloaded "Tutti Saúde" App, innovating access to health at an affordable cost

Cartão de TODOS



Instituto TIM

10 YEARS

of TIM Institute, where more than 700k people were benefited through educational and social initiatives

GERANDO FALCÕES

New Partnership for Social Venture

NATIONAL AND INTERNATIONAL ACKNOWLEDGEMENTS

A Great Place to Work Brasil (12th place)

Great Place To Work. Certificada 2023

CDP A LIST 2023 CLIMATE

Only Telco in Latin America in CDP's A List (Maximum Score)

ESG Industry Top-Rated company by Morningstar's Sustainalytics

ESG 2024 INDUSTRY TOP RATED

Sustainability Yearbook Member

Corporate Sustainability Benchmark by S&P Global (3rd consecutive year)

16 years ISEB3

the TLC company for the most consecutive years in the B3 sustainability index

A SOLID PERFORMANCE IN THE QUARTER ENSURED A STRONG PERFORMANCE FOR THE YEAR

TOTAL NET REVENUE WITH SOUND GROWTH BOOSTED BY MOBILE

(Normalized[1] Net Revenue in R$ Mln; %YoY)


5,874
6.8%
6,275
Products
Fixed
Mobile Service Revenue[1]:
61.9% Postpaid
27.8% Prepaid
246
323
5,305
241
329
5,706
4Q22
4Q23

Service Net Revenue
up by **7.2%** YoY in 4Q23

Mobile Service Net Revenue
up by **7.6%** YoY in 4Q23

Net Revenue[1]	**+10.6%** YoY in 2023
Service Revenue[1]	**+10.7%** YoY in 2023
Mobile Service Revenue[1]	**+11.1%** YoY in 2023
B2B contracted Revenue	**+36%** YoY in 2023, totaling R$ 198 Mln
TIM UltraFibra Revenue	**+9.7%** YoY in 2023

(1) Normalized for the effects detailed in slide 2.

THE BEST VALUE PROPOSITION IS BOOSTING MOBILE PERFORMANCE IN ALL FRONTS

POSTPAID: 4th Quarter confirms one of the best organic performances

ARPU (EX-M2M)
(R$/mo)


52.2
15.5%
45.2
4Q22
4Q23

+7.4%
Postpaid Revenue YoY in 4Q23

+15.4%
Postpaid ARPU (EX-M2M) Growth YoY in 2023

+11.8%
Postpaid Revenue YoY in 2023

PREPAID: Growth sustained by offer evolution

ARPU
(R$/mo)


15.6
14.5%
13.7
4Q22
4Q23

+4.1%
Prepaid Revenue YoY in 4Q23

+12.5%
Prepaid ARPU growth YoY in 2023

+10.5%
Prepaid Revenue YoY in 2023

Improving customer base profile by focusing on higher-value plans

-0.8%
Postpaid ex-M2M churn rate[2] in 4Q23

+21.3%
Increase in migration prepaid -> postpaid[1] YoY in 4Q23

+6.6%
Increase in migration control -> pure postpaid[1] YoY in 4Q23

+8.5%
Increase in spending on prepaid YoY in 4Q23

(1) Consumer Postpaid; (2) Without Migration.

OUR SELECTIVE APPROACH ENABLES THE CONSISTENT GROWTH PACE

SUSTAINING THE PACE...

(Revenue in R$ Mln; %YoY)



207
9.5%
227
FTTC
FTTH
4Q22
4Q23

+9.7% of growth in 2023

DRIVEN BY A FTTH-CENTERED STRATEGY

(Customer Base in '000; %YoY)



716
12.1%
802
31.0%
FTTH
FTTC
-49.9%
4Q22
4Q23

FTTH net adds totaled **+170k** and ARPU reached **R$94** in 2023

PERFORMANCE MAINTENANCE

- More than **800K** Customers (+12.1% growth YoY in 4Q23)
- Presence in more than **130 cities** (+220% growth YoY in 4Q23), with the launch in Paraná and expansion in Santa Catarina
- **FTTH expansion as a core**, adding 59k new customers in Paraná and 13k in Santa Catarina in 2023
- Focus on High-Speed plans, with **69% of our customer base in plans above or equal to 300Mbps**



SOLID EXECUTION DROVE A ROBUST EBITDA GROWTH WITH MARGIN EVOLUTION

STRONG REVENUE PERFORMANCE SUPPORTING ANOTHER OUTSTANDING MARGIN RESULT

(Normalized[1] EBITDA in R$ Mln; %YoY)


3,150
7.5%
2,930
4Q22
4Q23

Normalized[1] EBITDA Margin: 4Q22 49.9% → 4Q23 50.2% (+0.3 p.p.)

EBITDA[1]
14.2% YoY in 2023

EBITDA Margin[1]
48.9% in 2023
(+1.5 p.p. YoY)

- 4Q23 Opex: +6.2% YoY, driven by:
  - higher international roaming costs, with the inclusion of new package offers for post-paid plans;
  - higher COGS due to loyalty strategy using subsidies for high value customers.
- 2023 Opex: +7.4% YoY, driven by:
  - higher costs with international roaming;
  - higher COGS due to loyalty strategy using subsidies;
  - higher personnel costs due to salaries readjustment;
  - more provisions related to tax and civil contingencies.
- Temporary Service Agreement with Oi ended in April, summing ~R$ 85 Mln in 2023.

(1) Normalized for the effects detailed in slide 2.

ACCELERATED EXECUTION OF TOWERS DECOMMISSIONING BOOSTS EBITDA-AL EXPANSION

EBITDA-AL CONTINUES IN A HIGH-SPEED PACE

(Normalized[1] EBITDA-AL in R$ Mln; %YoY)


2,461
15.1%
2,137
4Q22
4Q23

Normalized[1] EBITDA-AL Margin

36.4% → 39.2%

+2.8 p.p.

EBITDA-AL[1]	EBITDA-AL Margin[1]
18.0% YoY in 2023	**36.6%** in 2023 (**+2.3 p.p.** YoY)

- Decommissioning penalties totaled R$ 83 Mln in 4Q23 and R$ 238 Mln in 2023.
- Lease Costs decreased **R$ 104 Mln** YoY in 4Q23 and increased **R$ 114 Mln** YoY in 2023, since the benefit of decommissioning starts in 2Q.
- **4.4k sites** were physically uninstalled and **~3.8k sites** had its contracts cancelled.

(1) Normalized for the effects detailed in slide 2.

A SMART OPERATIONAL EXECUTION LED TO A STRONG NET INCOME AND THE HIGHEST SHAREHOLDER REMUNERATION EVER

ROBUST NET INCOME GROWTH PERFORMANCE

(Normalized[1] Net Income in R$ Mln)



900
52.6%
590
4Q22
4Q23

Following the main effects of the quarter:

- **D&A (-5.8% YoY):** Leases reduction totaled R$ 145 Mln YoY in 4Q23 and shows an improvement in QoQ of 14.8% vs. 3Q23.
- **Net Financial Results (+28.6% YoY):** Interests on lease was lower, +R$ 44 Mln YoY in 4Q23, offset by lower interest capitalization and by lower C6 mark to market impact.
- **Taxes (-76.2% YoY) :** R$ 655 Mln of IOC approved in 4Q23 benefited the tax shield.

In 2023, we reached a **Net Income[1] of R$ 2.7 Bln**, a growth of **+50.4%** YoY

A NEW LEVEL OF SHAREHOLDERS REMUNERATION

(Annual announced shareholders remuneration in R$ Mln)



Already proposed as dividends in the Shareholders Meeting³
Reaching a Dividend Yield² of ~7%
2,910
1,310
2,000
1,600
2022
2023

- Out of R$ 2.9 Bln, R$ 1.6 Bln was already paid as IoC until February 2024.

(1) Normalized for the effects detailed in slide 2; (2) Using as base price R$ 17.15, as closing of 01/16/24 for TIMS3; (3) Subject to approval.

ROBUST OpFCF GROWTH, DRIVEN BY DISCIPLINED CAPITAL ALLOCATION, SUSTAINED A SOLID CASH POSITION

OUTSTANDING OpFCF PERFORMANCE...

(EBTDA[1] After Lease Minus CAPEX in R$ Mln; %YoY)



53.4%
762
1,169
4Q22
4Q23

% of Net Revenue[1]	13.0%	18.6%

EBITDA[1] AL – CAPEX grew by **+58.2%** YoY in 2023, as % of Net Revenues was **17.8%**

EBITDA[1] – CAPEX grew by **+30.4%** YoY in 2023, as % of Net Revenues was **30.1%**

...AS A KEY DRIVER OF CASH POSITION GROWTH

(Cash[3] in R$ Mln; %YoY)



4,739
7,182
319
238
277
2,995
1,434
7,211
2,175
5,036
52.2%
4Q22
Normalized EBITDA-Capex
5G Auction (EACE + License)
Decommissioning Fines
Oi's Judicial Deposit
Leasing Payments
Others
4Q23 (Before Shareholder Remuneration)
Dividends/IoC Payments
4Q23

NET FINANCIAL POSITION AND LEVERAGE

(Net Debt in R$ Mln)

Net Debt/ LTM Norm. EBITDA[1]		
	Reported	1.00
	After Leasing	-0.04

- **Net debt** of R$ **11.6 Bln** in 4Q23 (-15.9% YoY)
- The amount of R$ 2.5 Bln related to Fistel (TFF) is still on hold[2]

(1) Normalized for the effects detailed in slide 2; (2) See Note 22 of the Financial Statements; (3) Cash & Cash Equivalents + Marketable Securities.

YEAR GUIDANCE OVER-DELIVERED, ACHIEVING THE BEST PERFORMANCE IN RECENT HISTORY

GOALS	SHORT-TERM TARGETS (2023)	2023 RESULTS (ACHIEVED)	
Revenue[1]	Service Revenue[1] Growth: **High single-digit YoY**	+10.7% YoY	✓
EBITDA[1]	EBITDA[1] Growth: **Low double-digit YoY**	+14.2% YoY	✓
Capex	Capex on Revenue[1]: **Ratio < 20%**	18.9%	✓
EBITDA-AL[1,2] minus Capex	EBITDA-AL[1,2] minus CAPEX Growth: **Double-digit YoY**	+58.2% YoY	✓
Shareholders Remuneration	>R$ 2.9 Bln	R$1.6 Bln as IoC R$1.3 Bln as Dividends[3]	✓

(1) Normalized for the effects detailed in slide 2; (2) EBITDA after the payment of leases; (3) Supplementary dividends will be announced in March.

RECAP OF HOW OUR STRATEGY SUPPORTS OUR JOURNEY TO BECOME THE BEST OPERATOR…

MOBILE
Most preferred operator

Cash cow with increasing returns

B2B
Shaping a new market

Exponential growth opportunity

BROADBAND
Profitable growth

Selective approach, keeping our options open

EFFICIENCY
Intrinsic for the business

Strict discipline in capital allocation and expenditure

PEOPLE, SOCIETY AND ENVIRONMENT
We develop our business driven by People, Society and Environment

...DELIVERING CASH FLOW GROWTH AND LEADING TO THE MOST COMPELLING VALUE PROPOSITION FOR INVESTORS


Revenue Growth
Cash Cost Efficiency Initiatives
Improving FCF and shareholders remuneration
Reinvesting in growth avenues

DRIVING NEW POSSIBILITIES, UPDATED PLAN (2024-2026):

GOALS	SHORT-TERM TARGETS (2024)	MID-TERM TARGETS (Until 2026)	
Revenue[1]	Service Revenue Growth: **5% - 7% YoY**	Service Revenue Growth (CAGR 23-26): **5% - 6%**	**Accelerating growth pace** as market conditions improve and best value proposition is recognized
EBITDA[1]	EBITDA Growth: **7% - 9% YoY**	EBITDA Growth (CAGR 23-26): **6% - 8%**	Solid growth pace confirmed with **positive margin contribution**
Capex[2]	Nominal Capex: **R$ 4.4 Bln – 4.6 Bln**	Nominal Capex: **R$ 4.4 Bln – 4.6 Bln** (per year)	**Stable capex maintained** with a clear path of infrastructure development
EBITDA-AL[1] minus Capex	EBITDA-AL[1] minus CAPEX Growth: **Double-digit YoY**	EBITDA-AL[1] minus CAPEX Growth (CAGR 23-26): **Double-digit**	**Fast growth pace confirmed** with relevant margin expansion
Shareholders Remuneration[3]	Will be disclosed in Telecom Italia Capital Market Day, on **7th of March**		

(1) Normalized Figures; (2) Capex excludes 3rd license renewal and new auctions; (3) Includes IoC, dividends, shares buyback or other applicable instruments . This guidance is subject to the performance of the businesses and the deliberation of the Board of Director.